Exhibit 99.95

Press Release

for immediate release

PROMETIC REPORTS FINANCIAL RESULTS FOR SECOND QUARTER 2019

•	C$229 (US 173) million of outstanding debt converted into Common Shares

•	C$114 (US$87) million in gross proceeds raised in concurrent financings

•	Internal promotions within the management team for Chief Financial Officer and General Counsel

LAVAL, QUEBEC, CANADA; ROCKVILLE, MD, USA and CAMBRIDGE, UK – August 12, 2019 – Prometic Life Sciences Inc. (TSX: PLI) (OTCQX: PFSCF) (“Prometic” or “Company”), a biopharmaceutical company focused on developing novel therapeutics to treat unmet needs in patients with liver, respiratory and kidney disease, primarily in rare or orphan diseases, today announced financial results for its fiscal 2019 second quarter ended June 30th 2019. All amounts are in thousands of Canadian dollars and adjusted to reflect the reverse share consolidation, except where otherwise noted.

“During the second quarter, we were able to complete a series of financial transactions to stabilize and improve our financial situation at Prometic, and we will look to strengthen our balance sheet further in 2019 as our ongoing business development activities are brought to a conclusion,” said Kenneth Galbraith, Prometic’s Chief Executive Officer. “We are now focused on progressing the development of our novel products, Ryplazim™, PBI-4050 and PBI-4547 to address serious unmet patient needs in life threatening diseases. We look forward to sharing more about our progress in clinical development throughout 2019 and 2020.”

Management Appointments

Effective September 1, 2019, Ms. Murielle Lortie, currently Vice President—Finance, will be promoted to Chief Financial Officer of the Company and Ms. Marie Iskra, currently Associate General Counsel, will be promoted to General Counsel for the Company. Mr. Patrick Sartore and Mr. Bruce Pritchard will continue to focus on their roles as Chief Operating Officer, North America and Chief Operating Officer, International, respectively.

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“I am very pleased to welcome Murielle and Marie to the leadership team as I have been impressed by their contributions to the Company during my tenure as CEO, and look forward to their increased role in driving growth for Prometic in the years ahead. Their appointments will also allow Patrick and Bruce to increase their focus on the achievement of the key goals to drive shareholder value in both the near-term and long-term”, said Mr. Galbraith.

Second Quarter Financial Results – Overview

Prometic’s cash position in the second quarter of 2019 substantially improved as a result of a series of related arrangements to restructure Prometic’s outstanding indebtedness, reduce its interest and certain other payment obligations, and raise sufficient cash to build a robust balance sheet to fund the next phase of Prometic’s development (collectively the “Refinancing Transactions”):

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$114.4 million (US$87 million) aggregate gross proceeds were raised through a combination of a private placement offering of Common Shares led by Consonance Capital Management (“Consonance”) and a concurrent equity rights offering (“Rights Offering”) to shareholders of Prometic at a price of $15.21 per Common Share (the “Transaction Price”);

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Approximately $228.9 million (US$173 million) of the outstanding debt owned by Structured Alpha LP (“SALP”) was converted into Common Shares at the Transaction Price, comprising all but $10 million of SALP’s outstanding debt;

•	The adjustment of the per warrant exercise price of certain outstanding Common Share purchase warrants of Prometic held by SALP to the Transaction Price (the “Warrant Repricing”); and

•

A share consolidation on the basis of one post-consolidation Common Share for every one thousand pre-consolidation Common Shares was completed on July 5, 2019 in anticipation of a filing for listing of the Company’s Common Shares on NASDAQ.

Current near-term priorities for the Company’s leadership team are as follows:

•	Completing the necessary manufacturing and related activities to allow for submission in H1-2020 to the FDA of an amendment to the Company’s BLA seeking regulatory approval for Ryplazim™ .

•	The filing and approval of an Investigational New Drug application (“IND”) to enable the commencement of pivotal phase 3 clinical studies of PBI-4050 in patients with Alström Syndrome.

•	Continuing to work with external advisors, Lazard, on opportunities to partner or monetize assets and businesses outside of the Company’s small molecule therapeutics business.

•	Initiation of Phase 1 clinical studies for PBI-4547.

•	Completing the process to list the Company’s common shares for trading on NASDAQ.

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2019 Second Quarter Results

Revenues

Total revenues for the quarter ended June 30, 2019 were $8.8 million compared to $20.2 million during the comparative period of 2018 which represents a decrease of $11.4 million.

Revenues from the sale of goods were $8.4 million during the quarter ended June 30, 2019 compared to $19.7 million during the corresponding period of 2018, representing a decrease of $11.3 million. The decrease is due to the decrease in sales of excess normal source plasma inventory and was partially offset by increases in sales from our Bioseparation products by $2.3 million.

Cost of sales and other production expenses

Cost of sales and other production expenses were $3.9 million during the quarter ended June 30, 2019 compared to $16.4 million for the corresponding period in 2018, representing a decrease of $12.5 million. The decrease in cost of sales and other production expenses, is mainly driven by changes in the volume of sales of goods.

Research and Development (“R&D”)

R&D expenses were $24.2 million during the quarter ended June 30, 2019 compared to $24.0 million for the corresponding period in 2018, representing a slight increase of $0.2 million.

R&D expenses include the cost to manufacture plasma-derived therapeutics and small molecule therapeutics for use in clinical trial studies, to supply clinical trial patients until commercially approved product is available, and the cost for the development of our production processes of Ryplazim™ in preparation of filing an amended BLA to the FDA. The manufacturing and purchase cost of these therapeutics was $11.8 million during the quarter ended June 30, 2019 compared to $10.9 million during the quarter ended June 30, 2018.

Administration, Sales & Marketing

Administration, selling and marketing expenses were $18.6 million during the quarter ended June 30, 2019 compared to $6.9 million for the corresponding period in 2018, representing an increase of $11.6 million. This increase is mainly attributable to the $9.4 million increase in share-based payments expense due to significant changes in stock options and restricted stock units driven by the Refinancing Transactions.

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Share-based payments expense

Share-based payments expense represents the expense recorded as a result of stock options and restricted stock units issued to employees and directors.

Share-based payments expense were $14.9 million during the quarter ended June 30, 2019 compared to $0.7 million during the corresponding period of 2018, representing an increase of $14.2 million.

In conjunction with the Refinancing Transactions, the Company made significant changes to its long-term equity incentive plans to ensure alignment with performance and building shareholder value, and attraction and retention of key employees to drive the Company’s future growth. The following important changes were made:

•	the cancellation of the outstanding options for employees in return for the issuance of new options;

•	the modification of the outstanding performance-based restricted share units (“RSU”) into time-vesting RSU, and discontinuation of the RSU plan for any future grants; and

•	the issuance of the new stock options to employees and directors with vesting consistent with industry norms and tied to long-term increases in shareholder value.

Certain of these changes triggered an immediate or accelerated recognition of share-based compensation expense during the quarter ended June 30, 2019, causing a substantial increase in the non-cash share-based compensation expense during the quarter.

Finance Costs

Finance costs were $3.6 million for the quarter ended June 30, 2019 compared to $5.3 million during the corresponding period of 2018, representing a decrease of $1.8 million. The decrease is mainly due to lower level of debt in the quarter ended June 30, 2019 compared to the same period of 2018 due to the debt restructuring completed as of April 23, 2019.

The adoption of the new lease standard, IFRS 16, Leases (“IFRS 16”), at the beginning of 2019, under which lease liabilities are recognized for the discounted value of the future lease payments at initial adoption and with interest expense recognized over the term of each lease, is contributing to increasing finance costs in 2019. The new standard was adopted using the modified retrospective approach and as such, the 2018 figures are not

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restated. Previously, the embedded interest component in each lease payment was recognized as part of the lease expense included in the various functions presented in the statement of operations such as cost of sales and other production expenses, R&D and administration, selling and marketing. The interest expense over the lease liabilities was $1.8 million and $3.6 million for the quarter and the six months ended June 30, 2019, respectively.

Non-cash loss on extinguishment of liabilities

Loss on extinguishments of liabilities were $92.3 million for the quarter ended June 30, 2019 principally as a result of the Company concluding a debt restructuring agreement on April 23, 2019 with its major creditor, SALP. The debt was reduced to $10.0 million plus accrued interest due, in exchange for the issuance of 15,050,312 post-consolidation Common Shares. The difference between the adjustment to the carrying value of the loan of $141.5 million and the amount recorded for the shares issued of $228.9 million was recorded as a loss on extinguishment of a loan of $87.4 million. This amount represents the immediate recognition of the accreted interest that would have otherwise been recognized as finance costs over the years until the maturity of the long-term debt. Legal fees related to the debt restructuring and the value of the Warrant Repricing were also recognized as part of the loss on extinguishment of liabilities.

Net Loss

The Company incurred a net loss of $133.7 million during the quarter ended June 30, 2019 compared to a net loss of $33.1 million for the corresponding period of 2018, representing an increase in the net loss of $94.9 million. This is mainly driven by the impact of the loss on extinguishment of liabilities caused by the debt restructuring of $92.3 million that occurred during the second quarter and the increase in the share-based compensation expense of $14.2 million.

Subsequent Events

On July 2, 2019, In anticipation of filing a listing application for trading the Company’s Common Shares on NASDAQ, Prometic announced the consolidation of the Company’s issued and outstanding common shares on the basis of one (1) post-consolidation Common Share for every one thousand (1000) pre-consolidation Common Shares (the “Consolidation”). This consolidation was approved at the special meeting of the common shareholders of the Company held on June 19, 2019 and commenced trading on the TSX on a post-consolidation basis at the open of trading on July 5, 2019.

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About Prometic Life Sciences Inc.

Prometic (www.prometic.com) is an innovative biopharmaceutical corporation with a broad pipeline of small molecule therapeutics under development to treat unmet needs in patients with liver, respiratory and kidney disease, including rare diseases. Prometic’s differentiated research involves the study of two G-protein-coupled-receptors, GPR40 and GPR84. These drug candidates have a dual mode-of-action as agonists (“stimulators”) of GPR40 and antagonists (“inhibitors”) of GPR84. Our lead drug candidate, PBI-4050, is expected to enter Phase 3 clinical studies for the treatment of Alström Syndrome. A second drug candidate, PBI-4547, is expected to enter Phase 1 clinical studies in 2019. Prometic also has leveraged its experience in bioseparation technologies to isolate and purify biopharmaceuticals from human plasma. The lead plasma-derived therapeutic product is Ryplazim™ (plasminogen) which the Company expects to file a BLA with the US FDA seeking approval to treat patients with congenital plasminogen deficiency. The Corporation also operates a contract development and manufacturing operation in the United Kingdom, deriving revenue through sales of affinity chromatography media. Prometic has active business operations in Canada, the United States and the United Kingdom.

Forward Looking Statements

This presentation contains forward-looking statements about Prometic’s objectives, strategies and businesses that involve risks and uncertainties. These statements are “forward-looking” because they are based on our current expectations about the markets we operate in and on various estimates and assumptions. Actual events or results may differ materially from those anticipated in these forward-looking statements if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. Such risks and assumptions include, but are not limited to, Prometic’s ability to develop, manufacture, and successfully commercialize value-added pharmaceutical products, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of Prometic to take advantage of business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. You will find a more detailed assessment of the risks that could cause actual events or results to materially differ from our current expectations in the Annual Information Form for the year ended December 31, 2018, under the heading “Risk Factors”. As a result, we cannot guarantee that any forward-looking statement will materialize. We assume no obligation to update any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, unless required by applicable securities laws and regulations. All amounts are in Canadian dollars unless indicated otherwise

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For further information please contact:

Bruce Pritchard

b.pritchard@prometic.com

450.781.0115

Patrick Sartore

p.sartore@prometic.com

450-781-0115

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